Instaparty LLC

A Delaware LLC
https://venueapp.io

$100,000 MAXIMUM OFFERING
$30,000 MINIMUM OFFERING

Revenue Share Agreement Offered
$200 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.
GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Fri Jan 20 2017 09:28:11 GMT-0500 (Eastern Standard Time)

OVERVIEW INFORMATION

Issuer Information

Name of issuer:
Instaparty LLC

Entity Form:
LLC

Jurisdiction of Organization:
Delaware

Date of Organization:
2013-09-11

Physical address:
1401 Hudson St STE #1105 Hoboken NJ 07030

Website address:
https://venueapp.io
Intermediary Information

Intermediary:
GrowthFountain Capital, LLC

CIK Number:
0001668506

SEC File Number:
007-00028

CRD Number:
283380

Funding Portal Address:
www.GrowthFountain.com

Compensation to Intermediary:
6% of the closing amount raised + pass-through and registration fees

Ownership interest by Intermediary:
None

The Security Offering

Type of security offered:
Revenue Share Agreement

Voting rights:
No

Minimum target amount of offering:
$30,000

Oversubscription allowed:
Yes

Allocation method of oversubscription:

First Come First Serve
Maximum amount of offering:
$100,000
Deadline to reach target amount:
180 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of debt securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). Instaparty LLC , a Delaware LLC (the "Company" also referred to as an "issuer"), is offering a Revenue Share Agreement similar to a promissory note in the form attached hereto as Exhibit D (each, a "Note" and collectively, the " Notes ") minimum investment of $200 targeting a maximum aggregate offering price of $100,000 The Company has established a minimum aggregate offering price of $30,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that Notes in an aggregate amount equal to the minimum target amount will be subscribed for and therefore there is no guarantee that this Offering will be completed.

The minimum subscription by an investor is a $200 investment in the debt securities offered. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The Notes being offered will have transfer restrictions during the one-year period beginning when the Notes are issued. In addition, there is no ready market for the sale of the

Notes and it may be difficult or impossible for an investor to sell or otherwise dispose of the Notes.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Notes.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Notes are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Notes will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/51

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company
Instaparty LLC , was organized on 2013-09-11 , as a Delaware LLC The Company's headquarters is located 1401 Hudson St STE #1105 Hoboken NJ 07030 The Company's website is https://venueapp.io .

Business Overview
The team behind VENUE doesn't plan on the product being a ripple in the nightlife industry, we plan on it being a tidal wave. The VENUE co-founding team has years of experience in executing successful outcomes for themselves and investors.

The founder has 15+ years in the NYC nightlife industry, the product development advisor has developed over 70+ iOS apps, and our General Counsel has extensive legal experience in the M&A and start-up space. Combining this experience and passion along with today's ripe market conditions, VENUE is the recipe for a rewarding investment opportunity. We hope you share this excitement with us, as we disrupt the nightlife industry together.

*We welcome your review of our videos and presentations for a deeper dive into the business case, product esthetic, management, and revenue model.

#PilotYourNightlife .
We are raising capital to support the financing needed to scale effectively, with the constant drive of providing our investors in accordance with this offering.

Also, we believe that the Growth Fountain platform will provide VENUE with a valuable sea of brand ambassadors. These individuals will use and share VENUE with their peers, creating an exponential word of mouth validation for the product and an army of early adopters. This is a favorable user acquisition strategy that will help both grow the business and its revenue. .

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.

VENUE is a mobile-based application that lets you book parties of all sizes – from a small gathering of friends to corporate events, in a few short clicks. As a direct sales portal, VENUE is unique in the way it connects users to venue partners. Where most sites and apps for the nightlife & restaurant industry push information like reviews, location and menu, VENUE, as a social compass, pulls the user directly to a nightlife venue that is tailored to their specific needs & wants. It connects them directly to the manager to confirm a booking within a matter of minutes. .

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder or certain covered persons identified in the Eligibility section below would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 1
Part time employees: 2

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Liam Hayden	2013-09-01	CEO/President Principal Financial Officer/Treasurer Controller/Principal Accounting Officer CEO | Founder | Managing Member

Board of Directors
The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director	Dates of Board Service (Year	Principal Occupation + Employer & Start

Name	Begin)		Date

<u>20% Holders</u>

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Fox Ventures, LLC	Equity interest	88.863	88.863

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material.   For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

<u>Related Party Transactions</u>

The Company is disclosing certain related party transactions below arising from any of the transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. Only those transactions are listed in which the related party had or is expected to have a direct or indirect material interest in such transaction, and the list includes transactions with entities under common control with the issuer. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. Where it is not practicable to state the approximate amount of the interest, the amount involved in the transaction has been approximated. Those transactions with a related party having a direct or indirect material interest:

Specified Relationship	Nature of Transaction	Amount of

Person	To Issuer		Interest
Brian Tipton	General Counsel for company.	Equity of five percent (5%) granted to general counsel for company in exchange for legal services. Equity vested automatically in 2016.	0
Seth Tipton	General Counsel for company.	Equity of five percent (5%) granted to general counsel for company, Brian Tipton, in exchange for legal services. Equity vested automatically in 2016.	0
Brian Fallon	Chief Technology Officer	The company granted the CTO equity (up to 23%) pursuant to a performance membership units agreement dated October 2016. The CTO would have earned this equity on a monthly basis during the period of the three-year vesting agreement. The Company and Fallon mutually agreed to terminate this agreement pursuant to a separation agreement dated January 2017. Pursuant to the terms of this separation agreement and in exchange for his work completed prior to the date of the agreement, Fallon owns 1.137 Units of the Company.	0
Liam Hayden	Member	Fox Ventures, LLC, solely-owned by Liam Hayden, has funded Instaparty LLC operations through Fox Ventures, LLC.	0

The term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to 200 .   The securities are being offered until [Wed Jul 19 2017 09:28:11], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material and each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering's   minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering and then has the subscription agreement countersigned by the issuer; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated a third-party FDIC insured account designated by the Intermediary as being for the benefit of issuers and investors (the "FBO Account"); (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the funds would be released by the FBO Account agent to the issuer, less any required fees sent to the intermediary, and the issuer would issue the securities to the investor

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) with it always being the case that the investor would be able to cancel the investment commitment up until the 48-hour period prior to the new offering deadline, or (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment within five business days of receipt of the notice after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned, less any fees incurred, without any accrued interest.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total aggregate amount raised in the Offering if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met).   As a reminder, investors are required to reconfirm their investment commitment   within five days after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage

Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities

The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Member Units	N/A	100	Yes

Description of Securities, Material Terms and Other Rights:
Member Units : Voting rights and equity stake in Instaparty LLC

DESCRIPTION OF SECURITIES OFFERED

General Terms
The type of security being offered is a debt security in the form of a Revenue Share Agreement which contains a promise to repay a sum certain similar to a promissory note (a form of the Revenue Share Agreement is attached as Exhibit D). These Notes are unsecured so that the repayment obligation is supported only by the Company's creditworthiness and not by any specifically identified collateral.   As a debt security, the Notes have no voting rights, which means that purchasers of the Notes will have no ability to vote on any matters relating to the Company.

The Revenue Share Agreement contain a promise by the Company to repay each investor a dollar amount equal to two times (2x) the value that such investor invested in their respective Note, in each case in the manner described below.

Beginning with the second full 12-month financial reporting period following the completion of the Offering, the Company will set aside a dollar amount equal to five percent (5%) of the Company's net revenue recorded during such financial reporting period (such amount, the " Revenue Pool").   The size of the Revenue Pool may vary from year to year based on the performance of the Company, but will always comprise five percent (5%) of the Company's net revenues for such year.

Beginning with the second full 12-month financial reporting period following the completion of the Offering, unless the Company exercises its forbearance right as provided below, the Company will pay to each investor a dollar amount equal to the product calculated by multiplying (a) the Revenue Pool by (b) a fraction the numerator of which is the individual dollar amount that such investor invested in the Notes and the denominator of which is the aggregate dollar amount of all the Notes sold in the Offering. In this manner, each investor will receive their pro-rata share of the Revenue Pool in each applicable financial reporting period until such time that each investor is paid back a dollar amount equal to two times (2x) the value that such investor invested in the Notes. The Company has the right to forebear one annual payment of the revenue share amount upon notice to the investors. Consequently, the Company will have no repayment obligation in the first full twelve (12) month financial reporting period following the Offering and it may also have no repayment obligation in one additional twelve (12) month financial reporting period which would delay the repayment of the required amount to each investor. The Company may not exercise this forbearance right more than once.

The Company has the right to repay an amount in excess of the Revenue Pool in any given period, provided that each investor receives their pro-rata share of such excess amount. The Company will have no further payment obligations once it has returned to each investor an amount equal to twice (2x) the amount that each investor invested in their respective Note.

The form of Note is attached as Exhibit D. Each investor should review this form of Note to better understand the exact terms that would be applicable to each Note.

Voting Rights and Limitations

The Notes have no voting rights and will be excluded from all voting. The ability to modify the rights of the Revenue Share Agreement will be set forth in the final form of the Revenue Share Agreement attached to the Subscription and Purchase Agreement. The default is the written consent of the Company and the participants in the Offering holding a majority of the dollar amount raised in the Offering.

Restrictions on Transfer of the Notes

Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Differences between the securities being offered and the other classes of securities:

The securities being offered are a right of repayment from revenue, and are do not involve any equity ownership in venue.

The only other securities for the company are a single class of membership units, owned by three individuals and one limited liability company, that comprise 100% of the equity of the company. Ability of one class of security to materially limit, dilute or qualify the rights of another class:
Venue will repay investors from this offering with a percentage of revenue. This arrangement will not be impacted by the equity currently held by four members of the company, or the vesting agreement in favor of Brian Fallon. As noted earlier, the agreement in favor of Fallon has been terminated. Ability of any principal shareholders to affect the purchasers of the securities being offered:
Venue's day-to-day operations are managed by the company's Chief Executive Officer, Liam Hayden. Because the investors here must depend on venue receiving revenue for repayment, the investors could be harmed if Mr. Hayden were to elect not to launch the product because of product quality, failure to obtain regulatory approval, or any other reason. In such a case, venue would not earn revenue and the investors would have no ability to recover their investment.

The funds received by the company pursuant to this offering will be subject to the broad discretion of the Chief Executive Officer of the company. The failure of the company to apply such funds effectively could have a material adverse effect on the company's business, results of operations and prospects.

Valuation of the Securities
The Company has determined the purchase price for the Notes by taking into account its anticipated future revenue. This purchase price was not based on any independent valuation of the Company or any of its assets. It should be noted that one of the reasons that the Company chose to offer Revenue Share Agreement is that this type of security avoids the need to determine a valuation for the Company or its assets. As stated on the Platform, the Intermediary has not provided any investment advice relating to the Offering or the pricing of the Notes.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.
If the goal of $100K investment is reached, it will be used to fund primarily product development and our marketing initiatives. *Please see below for breakout and additional details:

1) A large percentage will be allocated to complete the product development of the iOS app(s).

We're currently 20% completed with the product(s) through self-funding and/or through sweat equity positions.

At the $30K Minimum target a larger percentage will obviously be allocated to product develpment, due to it's priority.
*See breakout below.

2) The second largest allocation will be to our marketing inititiatives. Social campaigns across the channels that are in-line with our target demographic (Millennials). So Instagram, Snapchat, and Facebook (for their broad reach). Experiential marketing events will also be included in this marketing strategy. Also in our strategy is incorporating brand ambassadors & influencers to spread the word & validate the product amongst their peers. There's no better use of a marketing dollar, than word of mouth.

*Please refer to our Powerpoint deck & videos for additional information.

-The officers are NOT drawing a salary from VENUE, until the company has achieved one full quarter of profitability. The salaries mentioned in the line item below are for contracted employees and brand ambassador programs. All the salary expenses are from freelance/contractor hires.
*For the first phase (pre-launch of MVP), they include: UX Designer, Freelance writer, & accountant.

-Less than 5% will be allocated to miscellaneous operating expenditures (ex: WeWork lease, utility expenses, and travel & events). Those costs will be mostly self-funded.

The following table reflects our anticipated estimated use of proceeds:

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$30,000		$100,000	
Commissions and Broker Expenses	1800	6.00%	6000	6.00%
Misc. Offering Costs (Legal)	0	0.00%	0	0.00%
Misc. Offering Costs (Marketing)	0	0.00%	0	0.00%

Misc. Offering Costs ()	0	0.00%	0	0.00%
Less: Offering Expenses	$1,800	6.00%	$6,000	6.00%
Salaries, Benefits and Wages	2700	9.00%	6500	6.50%
Product Development	21000	70.00%	75000	75.00%
Marketing	2000	6.67%	7500	7.50%
Operations (Data, Hosting, Fees)	1000	3.33%	1000	1.00%
Travel, Conferences and Events	100	0.33%	1000	1.00%
Rent (WeWork Location)	1400	4.67%	3000	3.00%
Total Use of Net Proceeds	$28,200	94.00%	$94,000	94.00%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History

Because the issuer has limited operating history, the following provides information on the issuer's financial milestones and operational, liquidity and other challenges.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$250	$0
Cash & Cash Equivalents	$108	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$250	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Total income	$0	$0
Tabable income	$0	$0
Total tax	$0	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

This capital infusion will primarily allocated to the product development of a mobile application. I plan on using these funds immediately to satisfy these product development costs - please see "Use of Proceeds" section for specific allocation per line item.

This business has been funded by Fox Ventures LLC to this point and other members' equity is based on a sweat equity role (legal & product development). Fox Ventures LLC., is solely owned by Liam Hayden (Venue Founder).

Material Indebtedness

The Company has indicated that it has no outstanding material indebtedness.

Previous Issuer Offerings

The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements

The issuer's financial statements are attached as Exhibit B.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information

There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder

Purchases of a Revenue Share Agreement are considered debt securities and have risks relating to limited control, limited information and limited rights.   Note holders have no voting power to influence the Company and must address the following risks:

Note holders have no right to participate in any management decisions of the Company or the day-to-day operations.

Note holders have limited rights to information beyond those filings that are required by law to be made available.

Note holders have limited rights to cause a prepayment of the amounts owed.

Note holders have no blocking rights and limited input into fundamental corporate changes such as sale of the Company.   There is a risk that a sale could be structured in a way to avoid certain payouts to note holders, such as a sale of assets over time with the proceeds reinvested in another business.

Note holders may have interests that are different than equity holders, some of whom may be part of the management team of the Company.   There is the risk that a Note holder may perceive a conflict of interest if, for example, the managers that are shareholders take any other action that benefits them but increases the risk that revenue may be impacted such that the repayment period from the revenue share is extended.

The Company may take certain corporate actions that could impact Note holders, particularly if such actions impact the future revenue stream that is supporting the repayment of the Notes.

To the extent that there is funding that exceeds the minimum amount, investors may experience an extended payback period as additional investors will be pulling from the same fixed revenue pool.

In the event the Company does not generate any or sufficient revenue, investors may not receive any return at all and/or may lose a portion or all of their investment amounts.

The return to investors who participate in the Revenue Share Agreement and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company.

Risks Related to Tax Considerations

The Company is subject to federal, state and local taxes. The Company intends to treat the Revenue Share Agreements as debt for federal income tax purposes. However, the classification of the Notes for federal income tax purposes is not definite and the Company makes no guarantee that the IRS will accept the tax treatment as such. The IRS has not provided guidance as to whether the Notes are considered debt or equity and a change in the Internal Revenue Code may alter the way that Note holders are treated for federal tax purposes. The Company believes its tax positions and estimates are reasonable, however, the Company could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Company. If the Company must make additional payments of amounts, this could have a material impact on its results of operations and financial positions. The determination by the Issuer that the Revenues Share Agreement be treated as a debt instrument for U.S. federal income tax purposes is **NOT** intended, nor construed to be legal, or tax advice for any individual(s). All prospective investors are highly recommended to consult their own independent tax and legal professionals for any information related to the purchase, ownership and disposition of the Notes.

Risks from a Conditional Commitment in Debt Securities

This Offering is being made on a conditional basis with no minimum amount of Notes guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The speed with which each Note is repaid is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested is not guaranteed, and the Notes could become worthless, for example upon a bankruptcy of the Company where there are no assets to satisfy creditors. Each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of revenue translating into the inability of the Company to continue to make payments to the Note holders in the amounts anticipated.

Risks from Relying on an Exemption from Registration

The Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Notes. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers. Neither the Intermediary nor any third party has made a determination that the Company may use the crowdfunding exemption.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

There is a limited market for the Company's product or services

Although we have identified what we believe to be a need in the market for our products and services, there can be no assurance that demand or a market will develop, amongst both users ("Users") and the licensees (bars, restaurants and nightclubs, collectively, the "Partners") or that we will be able to create a viable business with those Partners. Our future financial performance will depend, at least in part, upon the introduction and market and Partner acceptance of our products and services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed products or services. If we are unable to commercialize and market such products or services when planned, we may not achieve any market acceptance or generate revenue.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of Users and Partners and to offer services that appeal to consumer and our Partners' preferences. If we do not offer products that appeal to consumers and the Partners', our sales and market share will decrease. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products and services in faster growing and more profitable categories, demand for our products or services could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. If we fail to earn revenue or revenues drop significantly, the Company may not have adequate revenue to repay investors in accordance with the terms of this offering.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

The Venue model depends on both (1) Users downloading and using the application; and (2) Partners agreeing to accept reservations from the application and agreeing to split revenue with Venue in exchange for reservations pursuant to a contract (the "Partner Contracts"). At present, there are no Partner Contracts that have been executed. Moreover, the application has not been completed and there are no Users.

We may face pricing pressure in obtaining and retaining our Users and Partners. On some occasions, this pricing pressure may result in lower revenue from a Users and Partners than we had anticipated based on our previous agreement with those parties. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew Partner contracts on favorable terms could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to maintain our contracts with our Partners, to continue to provide a reliable and user-friendly application interface for our customers to make reservations with Partners, reliable use of the reservation features on the application, and superior after sales services. If our customers are not satisfied, our reputation and customer loyalty could be negatively affected.

Our business involves alcohol and therefore may be subject to legal and regulatory oversight.

Venue's primary service is connecting Users with Partners where alcohol will be served to Users and others. As a result of this business model, venue may be subject to each state's alcohol laws and regulations. Therefore, Venue will need to ensure compliance with each state's alcohol laws and regulations prior to expansion of the service into that state.

Venue has initiated a dialogue with New Jersey's Alcoholic Beverage Commission, which continues, but as of December 2016, has not received formal approval to begin operations. There are other products in this space in New Jersey and New York that are operating without, to our knowledge, any enforcement actions being initiated against them. Therefore, we remain optimistic that venue will receive some form of conditional or full approval from New Jersey soon.

Our business involves alcohol and therefore creates possible liability concerns.

Venue's primary service involves connecting Users with Partners locations where alcohol will be served to Users. As with any business involving the provision of alcohol, there is a risk of potential liability for Venue, due to its relationship to the Users and Partners.

Although this risk exists, we believe it is mitigated by the fact that Venue is not distributing alcohol to any individuals, and all Partners have a non-delegable duty to check for identification for Users and not to serve intoxicated Users. Venue will also reinforce these obligations in agreements with Partners, and seek indemnification from them as to suits or actions initiated by Users.

Payment Chargeback vs Credit Given

Tickets to Venue are only given upon payment through our portal. Since we're dealing with a service outside of our control, there's always the possibility of a User being unsatisfied with their experience with a Partner. We will thoroughly vet our Partners, to make sure the User is accessing the best Partners.

In the same manner as Seamless or Delivery.com, if a restaurant is late, wrong food is given, or unsatisfactory, they issue a credit then work it out with the restaurant.

At the first phase, Venue will ask unsatisfied Users to contact the Partner for refund.

On a case-by-case basis, Venue will refund Users directly and seek a refund directly from the Partners.

The risk for Venue is chargebacks that are allowed. Some processors and gateways will allow a maximum 5% chargeback rate and will cancel contracts with those that exceed this limit. We're working with a payments consultant to minimize this issue.

FINANCIAL RISK FACTORS

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.

In order to achieve the Venue's near and long-term goals, Venue will need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future and the revenue streams from Users and Partners is insufficient, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations.

Our company may need additional funding in the future, which may not be available.

The Company's operations may require additional capital sooner than currently anticipated. If the Company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future development; limit our company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

Our company may be required to take on debt which could result in limitations on our business.

Venue does not currently have plans to take on debt. However, if the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company has prepared only unaudited financial statements in connection with this offering, which may not be reliable.

In addition to the unaudited financial statement presented, we expect to prepare financial statements on a periodic basis. The financial data presented has not been audited or reviewed. In preparing the financial statements, we have made certain assumptions concerning our business and the market which may not be accurate. Investors are encouraged to review any statements with an independent accountant and should not invest if they believe that they have insufficient information.

The Company's future revenue goals are unpredictable and may fluctuate.

Venue has not yet launched its product. Consequently, its business model is completely untested and any projections of revenue are purely forecasts. The accuracy or inaccuracy of these forecasts will affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

OPERATIONAL RISK FACTORS

We have a limited operating history upon which you can e valuate our performance.

Venue has not yet been used by any User or Partner. Consequently, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

If the Company fails to achieve certain operational goals it may incur significant losses and there can be no assurance that the Company will become a profitable business.

As noted above, Venue has not yet operated in any capacity and its application is still under development. Therefore, the Company's ability to become profitable depends upon successfully executing on operational goals, such as gaining Users and Partners, successful marketing efforts and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated operational problems and executional expenses may impact whether Venue is successful or profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business and may need to make significant modifications to its stated strategies. Although the management team may have had some success in the past in other businesses, they may be unable to meet future business objectives due to unanticipated operations challenges.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

Venue's business model depends on Partners entering into Partner Agreements that permit Users to access a Partner's establishment through the venue app. The negotiation and execution of these agreements is essential to the product's viability. There is no guarantee that Partners will agree to such agreements.

We may experience defects and system failures which would harm our business and reputation and expose us to potential liability.

Venue does not yet have an operational application. Therefore, Venue may encounter delays when developing its product and its services. Alternatively, any new products and services may in the future contain undetected errors or defects when first introduced. Defects, errors or delays in development of our products or services could result in an interruption of business operations; a delay in market acceptance; additional development and remediation costs; diversion of technical and other resources; a loss of customers; negative publicity; or exposure to liability claims. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Previous Product Development

In 2013-2014 we were in product development for over 13 months. We built both an iOS & Android app and Venue Portal (database). Due to exponential rising development cause and lack of faith in the development team, Instaparty terminated the project. Preliminary Tech/UX audit from a 3rd party shed concerning light on the products' functionality and ability to scale.
The company has learned a lot through that experience, and this knowledge about lean product development to an Minimum Viable Product (MVP) is woven through our current product development.

<u>COMPETITIVE RISK FACTORS</u>

The Company may not be able to create and maintain a competitive advantage.

Venue may have competitors in the future. The demand for our products or services may change and we may have difficulty maintaining a competitive advantage within our market. Venue's success could depend on the ability of management to respond to changing situations, standards and customer needs on a timely and cost-effective basis. In addition, any failure by the management to anticipate or respond adequately to changes in customer preferences and demand could have a material adverse effect on our financial condition, operating results and cash flow.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While the Company is aware of certain competitors in the market, there is the possibility that new competitors may enter and that they may be better funded. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand.   The Company may also have a hard time competing against companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets.

<u>PERSONNEL AND THIRD PARTY RISK FACTORS</u>

The Company relies on third-parties over which the Company has little control; third party failures could negatively affect the Company's business.

The Venue product relies heavily on partnering with Partners that will allow reservations to be made at their facilities through the Venue application. While the Company intends to implement standards in selecting third party relationships and vendors, if a licensee chooses not to sign up as a Partner, or, after signing up, fails to meet its obligations or provide the products or services required by the Company, Venue's operations and reputation may suffer.

<u>LEGAL AND REGULATORY RISK FACTORS</u>

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

Although Venue has trademarks for its marks, Venue's intellectual property rights may not be sufficiently broad and may not provide a significant competitive advantage. The steps that Venue has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Venue's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact Venue's competitive position and results of operations'.

A previous developer for a previous version of the application was not paid by Venue's former partner. Although this previous version of the application was unacceptable in its form to the Company, the developer did not turn over the source material for the application and it possible this developer could use that application to compete with Venue.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

VENUE and VENUE Logo have filed the trademark applications with the trademark office. The applications have been assigned the filing date November 29, 2016 and application nos. 87250687 and 87250689

Any dispute or litigation regarding future intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all. This could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

A sizable proportion of the products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we may be required to hold permits, licenses and other regulatory approvals from, and to comply with operating standards of, governmental bodies in the states in which Venue operates, including, but not limited to alcoholic beverage commissions, departments and other governmental agencies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to operate, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

There is risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. The indemnification obligations of the Company will be payable from the assets of the Company.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business may be subject to a wide array of laws and regulations. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or alcoholic beverages could also cause our compliance costs to increase and adversely affect our business and results of operations.

Previous litigation

In 2015, Instaparty, LLC, initiated an arbitration proceeding against a minority shareholder. The minority shareholder joined Fox Ventures, LLC, ("Fox Ventures") the majority shareholder of

Instaparty to the arbitration proceedings. Instaparty alleged that the minority shareholder breached the operating agreement by failing to pay for all of the company's expenses related to legal and development fees. The minority shareholder alleged that Fox Ventures breached the operating agreement by failing to perform its obligations under the agreement, and sought reimbursement for its expenditures related to Instaparty. On March 10, 2016, the parties settled the arbitration proceeding, whereby Fox Ventures received a small monetary payment, and the minority shareholder transferred all of its interest in Instaparty to Fox Ventures. All parties agreed to mutual general releases with respect to any and all claims known or unknown at the time, and the Instaparty operating agreement was terminated and replaced with a first amended and restated agreement. Following the release of these claims, these parties have no equity or other ownership of Fox Ventures, LLC or Instaparty, LLC at present.

If the Company defaults on its repayment obligations hereunder, the Company may not have any assets against which the Investors can proceed to recoup their investment.

Investors that invest in the Company as part of this offering are doing so in exchange for a pledge of revenues to be paid to the investors until they are paid twice their investment, as set forth herein. This repayment has all of the risks set forth at length in this Form C and in the event of a default by the Company on the repayment to the investors of this offering, the investors will be creditors of the Company senior to the members/owners of the Company. However, it is important to note that the Company may not, at the time of default, have any assets that the investors can proceed against to recover their investment, despite their senior creditor status. The Company has not yet developed the application, has not obtained regulatory approval for launch, and has not entered into any Partner Agreements. Consequently, there is a large risk that in the event of a default, the Company will not assets against which the Investors made proceed.

MISCELLANEOUS RISK FACTORS
Trademark for VENUE brand name & logo

We have an active trademark application for both the brand name and logo. We submitted these in November 2016 and are waiting the 4-5 months for ruling.

The applications have been assigned the filing date November 29, 2016 and application nos. 87250687 and 87250689.

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).

The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure

The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

Not applicable.

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:
Not applicable.

REPORTING OBLIGATIONS

End of Reporting Requirement
The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:
the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;
the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at: https://venueapp.io This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

Enclosed.

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

Enclosed

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

Enclosed

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Liam Hayden: Fox Ventures LLC (Managing Member; Aug 2013 - present) & 4N Corp (Equity Owner; July 2006-present)

EXHIBIT D: FORM OF REVENUE SHARE AGREEMENT

THIS INSTRUMENT AND THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE INVESTOR ACKNOWLEDGES THAT THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND

THAT THE INVESTOR HAS RELIED ON ITS OWN EVALUATION OF THESE SECURITIES IN MAKING AN INVESMENT DECISION. THE INVESTOR UNDERSTANDS THAT THIS INSTRUMENT HAS BEEN SOLD IN RELIANCE UPON SECTION 4(A)(6) OF THE ACT AND SEC RULE 227 PROMULGATED THEREUNDER WHICH INCLUDE CERTAIN RESTRICTIONS ON TRANSFER FOR A ONE YEAR PERIOD AFTER THE DATE OF ISSUANCE.

REVENUE SHARE AGREEMENT

This Revenue Share Agreement (**"Agreement"**) is made between [ISSUER] (the **"Company"**), and [INVESTOR] (**"Investor"**), on [THE CLOSING DATE] (**"Issuance Date"**).For good and valuable consideration and intending to be legally bound, the parties agree as follows:

Participation in Crowdfunded Offering. Investor acquired the rights contained in this Agreement in connection with an offering (the **"Offering"**) in reliance on section 4(a)(6) of the Act. Investor acknowledges and agrees that this Agreement represents an investment contract in which the Investor has joined with other participants in the Offering to invest money in the Company with the expectation of profits solely from the efforts of the Company. The Investor acknowledges and understands that this Agreement is one of a series of Revenue Share Agreements offered by the Company in the Offering.

Repayment Promise. For value received, the Company hereby promises to pay to the Investor in lawful money of the United States of America and in immediately available funds, the Total Repayment Amount (as defined below) in the manner set forth in this Agreement.Investor hereby agrees to accept the Total Repayment Amount as consideration for the Investment Amount (as defined below) consistent with the terms of this Agreement. The parties agree that the term **"Investment Amount"** shall mean that dollar amount committed to the Company by the Investor in the Offering equal to [INVESTMENT]. The parties further agree that the term **"Total Repayment Amount"** shall mean that dollar amount that is equal to a multiple of two times (2x) the amount of the Investment Amount. Investor acknowledges that Investor may have paid certain fees to participate in the Offering and that such fees are not included in any calculation of the Investment Amount or the Total Repayment amount.

Calculation of Revenue Share Payment. The parties agree that the term **"Fiscal Year"** shall mean the twelve (12) month accounting period in which the Company's annual financial statements are regularly prepared. For any Fiscal Year of determination, the term **"Available Revenue Pool"** shall mean that dollar amount equal to five percent (5%) of the gross revenue of the Company in such Fiscal Year of determination, including all of the Company's cash receipts from all sales of any kind without any deduction or offset of any kind. For any Fiscal Year of determination, the term "Revenue Share Payment" shall mean that dollar amount that is equal to the product of (a) the Available Revenue Pool calculated for such Fiscal Year multiplied by (b) the Proportionate Share (as defined below). The parties agree that the term **"Proportionate Share"** shall mean a fraction, the numerator of which is the Investment Amount, and the denominator of which is the total dollar amount committed to the Company in the Offering by all participants in the Offering equal to [TOTAL RAISE].

Annual Payments from Available Revenue Pool. Except as otherwise provided in this Agreement and only until the Total Repayment Amount has been paid, for any Fiscal Year of determination, if the Available Revenue Pool exceeds five hundred dollars (500) in such Fiscal Year, then the Company shall pay the Revenue Share Payment to the Investor on or prior to the date that is sixty days after the end of such Fiscal Year. The Company shall have no obligation to make Revenue Share Payments under this Agreement in the Company's first full Fiscal Year occurring immediately after the Issuance Date, it being understood that the Company shall have a minimum of twelve (12) months after the Issuance Date in which no Revenue Share Payment is due. Consequently, unless the Company exercises the forbearance right described in Section 5 of this Agreement, the Company will begin making Revenue Share Payments to the Investor within sixty days after the conclusion of the Company's second full Fiscal Year occurring immediately after the Issuance Date.

One-Time Payment Forbearance. In any single Fiscal Year and not in any other Fiscal Year, the Company may in its sole discretion forbear the annual payment of the Revenue Share Payment due for such Fiscal Year upon notice to Investor, it being understood that such forbearance shall allow the Company to refrain from making the Revenue Share Payment for such Fiscal Year that the Company would otherwise be required to pay. After the Company exercises the forbearance right contained in this Agreement, it may never use such right again. For the avoidance of doubt, the Company may use the forbearance right contained in this Agreement only once, and it in no way relieves the Company from the obligation to repay the Total Repayment Amount.

Voluntary Payment Acceleration. The Company may make payments to the Investor in excess of the Revenue Share Payment at any time and may fully or partially prepay any amounts at any time provided that such amounts are counted toward the Total Repayment Amount. The parties agree that this Agreement contains no specific due date for the repayment of the Total Repayment Amount. The Total Repayment Amount will be considered paid in full when the Company has paid to the Investor those Revenue Share Payments which, when aggregated with any prepayment amounts, collectively are equal to the Total Repayment Amount.

Payment upon Change of Control. Upon a Change of Control (as defined below) at any time prior to the full payment of the Total Repayment Amount to the Investor, the Company shall pay to the Investor, prior to or simultaneously with the closing of such Change in Control, an amount equal to the Total Repayment Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. The parties agree that the term **"Change of Control"** shall mean the earlier to occur of (a) the Company's sale of all or substantially all of its material assets or (b) a merger, consolidation, reorganization or similar business transaction which results in a change in the ownership of more than 50% of the outstanding voting power of the Company.

Place and Form of Payment. All amounts payable hereunder shall be paid to the Investor at the address on record with the Company or to the account that Investor has designated to the Company or to the account from which Investor made the investment in the Offering. The Company may use a third-party agent to process any such payments and may share information relating to the Investor with such third party, including personally identifying information and account information. The Company may, directly or indirectly through a third party, transfer payments via automated clearinghouse payment, wire transfer or check at its discretion. Pursuant to the terms of this Agreement, the Company shall make, or cause to be made, continuing annual Revenue Share Payments to the Investor until the Total Repayment Amount is repaid in full.

Payments Made Pro Rata. Investor acknowledges that a number of other participants in the Offering acquired the same form of security as the Investor with the same rights to a repayment from the Available Revenue Pool of twice the amount that such participant invested in the Offering (each such participant, not including the Investor, a **"Holder"**). The Company warrants that Investor and each Holder invested in the Company's securities on the same terms and conditions with respect to repayment although their invested amounts may differ. This Agreement and the promise to pay contained herein is issued as part of a series of securities issued in the Offering and the Investor agrees that payments made from the Available Revenue Pool shall be made pari passu between the Investor and each Holder in proportion to each party's dollar amount invested in the Offering (excluding any fees paid to participate in the Offering). Investor acknowledges and agrees that all payments required by this Agreement, including optional payments with respect to any prepayment amounts, shall be made pro rata among the Investor and all of the Holders based on the amount of their investment in the Offering (excluding any fees paid to participate in the Offering) and the Investor shall make no claim for any amount of any Company payment greater that the Investor's Proportionate Share of such payment. If the Investor shall obtain any payment from the Company that was not made proportionately to other Holders, then the Investor shall return the excess amount to the Company to be shared ratably with the other Holders. The Company's repayment obligation to the Investor under this Agreement shall be on parity with the Company's obligation to repay all of the Holders of securities issued in the same Offering. If the Company does not have sufficient funds to repay all participants in the Offering, then payment shall be made on a pro rata basis among the Investor and all of the Holders based on the amount of their investment in the Offering (excluding any fees paid to participate in the Offering).

Unsecured Obligation. Investor understands and accepts that the promise and obligation to repay the Total Repayment Amount is an unsecured obligation and that no security interest of any form is granted by this Agreement in any asset held by the Company. No party has guaranteed the repayment of the Total Repayment Amount. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present or future member or owner of the Company directly. The obligations in this Agreement will be handled pari passu with all other outstanding Revenue Share Agreement obligations of the Company that arise as a result of the Offering.

No Stockholder Rights. The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

Availability of Financial Information. The Company agrees to timely file all tax returns (federal, state and local) required to be filed by it. For so long as the Total Repayment Amount remains outstanding, the Company will make available to Investor, via the Company's website or otherwise, a copy of the Company's federal tax returns within thirty days of filing such return. The Company warrants that all such tax returns made available will be true and correct in all material respects. The Company may, at its sole discretion, substitute audited financial statements or unaudited financial statements signed by an independent accountant for the tax returns required in this Agreement, in each case prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated and in each case certified by an officer of the Company. In connection with the end of each Fiscal Year, the Company shall send to the Investor and each Holder a copy of the financial statements prepared for such Fiscal year within sixty days of the end of such Fiscal Year. The Company is obligated to file, and will file, an annual report electronically with the SEC annually and post the report on its website at [WEBSITE]. The Company will continue to comply with the ongoing reporting requirements of the Act until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Securities and Exchange Act; (2) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000; (3) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) the Company or another party repurchases all of the securities issued in reliance on the 4(a)(6) exemption of the Act; or (5) the Company liquidates or dissolves its business in accordance with state law.

Confidentiality. The Investor agrees (a) to use all non-public information received from the Company only to the extent necessary to enable the Investor to assess the Investor's investment in the Company and to confirm the Company's determination of the Revenue Share Payment and (b) not to disclose or provide any non-public information received from the Company to any person or entity without the Company's prior written consent. Ownership of all right, title and interest in any information made available to the Investor by the Company pursuant to this Agreement shall remain at all times with the Company, and nothing in this Agreement shall give to Investor any right, title or interest in, or license to, any such information.

Default. Upon the occurrence of an Event of Default (as defined below), all unpaid amounts of the Total Repayment Amount owing hereunder and still outstanding shall automatically be immediately due, payable and collectible by Investor pursuant to applicable law. The parties agree that each of the following events shall be an "Event of Default" hereunder:

Other than with respect to the one-time forbearance contemplated by this Agreement in Section 5, the Company fails to pay any annual Revenue Share Payment due under this Agreement on the date the same becomes due and payable;

The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing; or

An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

Characterization of Investment. Investor acknowledges and accepts that this Agreement and the promise to pay a sum certain contained herein may be deemed a form of security for purposes of the Act. The parties agree that they shall treat this obligation to repay the Total Repayment Amount as debt for financial, tax and other applicable purposes, and not as equity. The promise to pay amounts due pursuant to this Agreement is an unsecured obligation and may, under certain circumstance, be deemed to be a promissory note or a form of unsecured loan. Investor acknowledges that the contractual rights contained in this Agreement include the Company's promise to repay the Total Repayment Amount over time in variable amounts and consequently, an interest rate may be impossible to calculate. To the extent allowed under applicable law, the Revenue Share Payment and any portion thereof will not be considered interest under state usury laws. The parties agree that the Investment Amount does not accrue interest because the promise to pay the Total Repayment Amount is effective immediately upon execution of this Agreement. Investor understands and accepts that there is no specific date upon which Total Repayment Amount will be repaid that can be calculated as of the date of this Agreement. Investor hereby authorizes the Company to make any withholding required by law.

Transfer, Successors and Assigns. This Agreement and the obligation to repay the Total Repayment Amount described herein may not be sold, transferred or assigned by the Investor without (a) the consent of the Company, which consent may be withheld for any reason, and (b) complying with all applicable federal and state securities laws. The Company may require that any desired transferee deliver to the Company a signed written agreement acknowledging and agreeing to these restrictions on transfer. The Company may assign this instrument in whole, without the consent of the Investor, in connection with any Change of Control or reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

Waiver. The Company waives presentment and demand for payment and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

Amendments. Any provision of this instrument may be amended, waived or modified upon the written consent of the Company and the participants in the Offering holding a majority of the dollar amount raised in the Offering.

Notice. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Issuer's State of [JURISDICTION], excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

Termination. This Agreement shall terminate once the Investor has been repaid the Total Repayment Amount, provided however, that Sections 13 and15 shall survive any such termination.